Exhibit 99.1

Filed by Aviragen Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934, as amended

Subject Company: Aviragen Therapeutics, Inc.

Commission File No.: 001-35285

Aviragen Therapeutics, Inc. (VaxartInc. Joint Call) October 30, 2017

Corporate Speakers:

●	Will O'Connor; Stern Investor Relations; Associate
●	Joseph Patti; Aviragen Therapeutics, Inc.; President, CEO
●	Mark Colonnese; Aviragen Therapeutics, Inc.; EVP, CFO
●	Wouter Latour; Vaxart, Inc.; CEO, Director

Participants:

●	Jake Colby; Ladenburg Thalmann & Co. Inc.; Analyst
●	Ed Arce; H.C. Wainwright; Analyst
●	Michael Schechter; Mentor Partners; Analyst

PRESENTATION

Operator: Welcome to the Aviragen Therapeutics and Vaxart joint conference call.

(Operator Instructions)

I would now like to turn the call over to Will O'Connor of Stern Investor Relations.

Will O’Connor: My name is Will O'Connor of Stern Investor Relations. I'd like to welcome you to the Aviragen and Vaxart joint conference call. With me today from Aviragen Therapeutics are President and CEO Dr. Joseph Patti and CFO, Mark Colonnese as well as President and CEO of Vaxart, Dr. Wouter Latour.

As a reminder, today's call will be recorded.

The press release regarding today's announcement is available on each Company's website as well as the replay of this call. We will refer to forward-looking information in connection with the proposed transaction. Remarks that we make about future expectations, plans and prospects for Aviragen and Vaxart, including those related to Vaxart's programs and proposed transactions constitute forward-looking statements. As a result of various important factors, actual results may vary materially from these forward-looking statements. These statements are discussed in Aviragen's Form 10-K for the year ending June 30, 2017, the joint press release issued this morning and Aviragen's other SEC filings. In addition, any forward-looking statements represent our views as of today and should not be relied upon as representing our views at any subsequent date. While we may update these forward-looking statements at some point in the future, unless legally required, we specifically disclaim any obligation to do so.

Please note that we'll also have a brief Q&A at the end of this call.

You're advised to read when available Aviragen's filings with the SEC, including a registration statement that will contain a proxy statement to be used in connection with solicitation of proxies for this special meeting of Aviragen's stockholders to approve the issuance of Aviragen's shares in connection with the transaction because these documents will contain important information about the transaction and the participants' interest in such transaction. These documents can be obtained when available without charge at SEC's website, www.sec.gov.

With that, I'll now turn the call over to Aviragen's CEO, Dr. Joseph Patti.

Joseph Patti: In April, we announced that based on a comprehensive review of our internal programs, resources and capabilities, we will begin exploring a wide change of strategic alternatives, including a business combination or strategic merger, in-licensing clinical stage programs and acquisition, liquidation or other transaction that will complement the value of our current assets and could maximize both near- and long-term value for our shareholders. After an extensive review of over 60 potential strategic alternatives, I'm pleased to announce that we have entered into a definitive agreement with Vaxart, a clinical stage Company developing a robust pipeline of tablet vaccines based on its proprietary oral vaccine delivery platform. We believe that Vaxart has a compelling value proposition for our shareholders, with its oral vaccine delivery capabilities to disrupt and take over the well-established injectable vaccine market and more importantly, launch new vaccine options.

Driving this value proposition beyond the differentiated platform are 3 important elements: first, Vaxart has delivered clinical proof of efficacy from its recently completed Phase II influenza trial -- challenge trial, and we believe these data significantly derisks its platform; secondly, the Company's well financed to achieve near-term value-creating milestones and include BTA074 Phase II data and the Phase II norovirus vaccine data and finally, Vaxart team has broad experience in antiviral drug and vaccine development to drive forward the combined pipeline.

From our perspective, at Aviragen, this merger marks an exciting opportunity for both companies. We expect the transaction to result in a leading antiviral Company, ready to advance promising new medicines for patients with serious infectious diseases and to create meaningful value for shareholders. This transaction has been approved by both Board of Directors and both companies and it's expected to close in the first quarter of 2018.

With that, I like to turn the call over to Vaxart CEO, Wouter Latour.

Wouter Latour: I am very excited to be here and to introduce Vaxart and briefly introduce our technology platform and our clinical stage pipeline of tablet vaccines. Let me begin with certain key details of the transaction followed by a brief description of our recombinant oral vaccine platform, which we believe will allow us to rapidly create vaccines that are administered by tablet rather than by injection.

Based on our analysis of Aviragen's financial and clinical assets, we have come to a value of Aviragen of $60 million compared to our assessment of Vaxart's financial and clinical assets having a $90 million value. As such, current Aviragen stockholders will own approximately 40% of the combined Company and current Vaxart stockholders will own approximately 60% of the combined Company. The Board of Directors will be comprised of 7 members, including 4 members to be designated by Vaxart and 3 members to be designated by Aviragen. The combined Company's cash position is expected to be approximately $30 million, which is expected to fund operations through several important clinical and regulatory milestones, including the Phase II data for BTA074 and top line data from a Phase II norovirus challenge trial, among others. Upon closing of the transaction, the combined Company will be renamed Vaxart, Inc. and our shares are expected to continue trading on NASDAQ under the new ticker symbol, VXRT. I'm very excited to take the helm at this new combined Company as CEO and to drive forward the current momentum, we have with this transaction, and the positive clinical data that we have recently announced.

And with that, I'd like to move on to the exciting science behind our platform technology, which implies a vector-based approach and consists of the following 3 main components.

First, a vector, which is a disabled common cold virus used as a carrier to deliver vaccine antigens. Specifically, we use a nonreplicating adenovirus type 5 or Ad5 vector that is designed to deliver the DNA for both the antigen and adjuvants to the cells of the subject's gut, where both the antigen and adjuvant are coexpressed and generate a broad systemic and local immune response. As you can imagine, this could be beneficial to protect viruses driven by gut biology, like norovirus, our lead program, which causes gastroenteritis.

Second, the DNA coating for an antigen included in the vector, which is a viral or bacterial protein that stimulates an immune response to the selected pathogen. We use a different antigen for each of our current clinical vaccine candidates.

Third, an adjuvant, which is a molecule or substance included in a vaccine formulation that enhances the immune-stimulating properties of the vaccine to the antigen. Specifically, we use a toll-like receptor 3 or TLR3 agonist to enhance immune responses in the gut.

And finally, our proprietary enteric-coated tablet is designed to protect our vaccine from the acidic environment, while it is passing through the stomach and to release the vaccine directly to the small intestine. We believe this tablet approach to vaccine development has a number of important potential advantages over traditional injectable vaccines.

First, tablet vaccines are easier to administer than injectable vaccines, which we believe will enhance patient acceptance, reduce distribution bottlenecks and improve the effectiveness of large-scale vaccination campaigns, such as those for influenza, norovirus or human papilloma virus. Importantly, while injectable vaccines require refrigeration during shipment and storage, our tablet vaccines have been formulated to be room temperature stable for up to 1 year to allow for greater logistical flexibility. Further, our tablet vaccines candidates are designed to generate broad and durable immune responses, including the toll cell and T cell responses, which may enhance protection against certain infectious diseases such as norovirus and RSV for which currently no vaccines exist. And for therapeutic vaccines, such as our HPV vaccine candidate for which T cell responses are believed to be critical.

Next, I'd like to turn to the exciting clinical data we have generated. Our vaccines have been dosed in over 300 patients to date, so we have a compendium of safety data for the platform and important signs of immunogenicity and efficacy for several vaccine candidates. As you know, we very recently announced data from 2 of our programs that both validate our technology approach and also guide our development plans towards the most promising indications.

Earlier today, we announced positive results from our VXA-G1.1 norovirus program, a norovirus tablet vaccine. The open-label Phase Ib dose-ranging study, assessed the safety and immunogenicity of VXA-G1.1-NN tablet vaccine in 4 dosing cohorts or 15 healthy adult volunteers each, 60 participants total. Data showed the vaccine to be well tolerated in all subjects. Solicited symptoms and unsolicited adverse events were mostly mild in severity, with headache as the most frequent adverse event. [Serious] adverse events were reported in the study.

In the high-dose group, participant were dosed on days 1 and 29, 20 days apart. We had 100% of subjects responding as measured by a significant increase in IgA and IgG antibody-secreting cells. In that same group, norovirus-specific blocking antibody titers or the BT50, a potential correlate of protection for human norovirus gastroenteritis demonstrated increases of twofold or higher in more than 90% of subjects, 28 days after dosing.

As many of you may know, norovirus is recognized as the leading cause of acute viral gastroenteritis in the U.S. It is a common intestinal infection that typically lasts 3 to 5 days and is marked by severe diarrhea, vomiting, abdominal cramps, nausea and sometimes fever. Symptoms can be more severe in older adults and young children and may lead to serious complications, including death. Norovirus causes frequent and widespread outbreaks in the military, food industry, travel industry, including cruise ships, childcare facilities, elderly homes and healthcare facilities. The U.S. Centers for Disease Control and Prevention estimates that norovirus causes approximately 20 million illnesses in the United States each year, resulting in up to 71,000 hospitalizations and 100 deaths annually.

In a recent Johns Hopkins University study, researchers estimated that the healthcare cost of norovirus at more than $4 billion and lost productivity costs at over $56 billion globally. Currently, there are no norovirus vaccines approved by the U.S. Food and Drug Administration. The results from our immunogenicity study suggest that VXA-G1.1-NN delivered to the intestine generates a type of mucosal response, we believe is extremely important for robust protection against norovirus. Based on these data, we are planning to initiate a Phase II norovirus challenge trial in 2018.

Now let's turn to our Phase II randomized double-blind, placebo-controlled H1N1 influenza challenge trial, for which we received $13.9 million in funding from BARDA to support the advanced development of more effective influenza vaccine to improve seasonal and pandemic influenza preparedness. This study consisted of 3 arms, which subject to receiving a single dose administration of the Vaxart oral tablet vaccine, named VXA-A1.1, a quadrivalent intramuscular influenza vaccine or a placebo. Subject to a challenge intranasally, 90 to 120 days after vaccination. The main objective of this study was to evaluate the percentage of subjects protected against homologous A strain influenza virus by the Vaxart oral tablet vaccine compared to the quadrivalent intramuscular vaccine and placebo. The primary efficacy endpoint was the occurrence of illness caused by influenza as defined by at least 1 day of acute symptoms and a laboratory-confirmed infection. Vaxart influenza oral tablet vaccine provided a 39% reduction in disease compared to placebo, compared with a 27% reduction demonstrated by the quadrivalent injectable vaccine. This study also showed the tablet vaccine had a favorable safety profile similar to placebo. With these exciting proof-of-concept data in hand, we are currently in discussions with BARDA and potential partners to further finance the continued development of our influenza program. However, more importantly, for our broader pipeline, these data bolster our confidence in the underlying technology behind our platform and show that our tablet formulation has the potential to produce robust responses and a favorable safety profile. We see this as derisking to our vaccine program in norovirus, which we expect to advance into Phase II study next year.

Moving to our earlier-stage pipeline candidates, we are developing a tablet vaccine for respiratory syncytial virus or RSV, a major respiratory pathogen with a significant burden of disease in the very young and the elderly. Our current oral vaccine candidate is based on the RSV F protein and was effective in the cotton rat challenge model, generating sterilizing immunity in 100% of animals, a superb outcome. We are encouraged by the preclinical results we have seen to date that confirm the potential value of our platform for the RSV indication, and we are currently evaluating RSV antigens that we will take into development either by licensing them in or by partnering. We have also developed a human papilloma virus or HPV therapeutic vaccine program focused on treating cervical dysplasia and cancer. This is our first immuno-onco program and is based on the robust T cell responses we observed in our influenza clinical studies, consisting of pro-resultant cytotoxic CD4 and CD8 cells. The cells that are believed to be important to achieve a therapeutic effect in HPV infections. Through this program, we have produced a first generation tablet vaccine that has shown compelling results in a preclinical HPV-derived tumor model.

As you can see, our platform has produced a robust pipeline of oral vaccine candidates, and we anticipate a number of value-creating clinical milestones from these programs in the coming year. Also, as Joe mentioned earlier in the call, the Phase II study of BTA074 for condyloma caused by HPV is on track to complete enrollment by year-end and to report data in the second quarter of next year. Further, we expect to file an IND for our bivalent norovirus vaccine in the first half of 2018 and to initiate a safety and immunogenicity study for this program in the second half of 2018. Finally, we intend to file an IND for our HPV therapeutic vaccine also in the second half of 2018.

In summary, this technology recently validated through influenza challenge study has demonstrated broad immune responses and now includes a safety database of over 300 subjects. We have assembled a terrific team at Vaxart to help us reach these milestones, with a track record in all key aspects of biopharmaceuticals industry, including manufacturing, regulatory and clinical developments of anti-infectives products and vaccines as well as commercial operations, corporate developments and finance.

In closing, we are excited about the potential of our novel technology platform and our pipeline of oral vaccines to both improve current vaccine treatment options and provide solutions to areas of unmet medical needs. We believe this merger will provide immediate value to accelerate our clinical and preclinical programs, support our operations and expand our in-house manufacturing capabilities. We have the right team to advance these promising technologies to the benefit of patients, and we look forward to speaking to you in greater detail as we integrate the merger of these 2 organizations.

With that, let's open the call for questions.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions)

Kevin DeGeeter from Ladenburg.

Jake Colby: This is Jake Colby on the line for Kevin. A few questions on the Vaxart pipeline.

With respect to norovirus, our general assumption is that a general population vaccination may not be appropriate in the U.S. What specific target pops -- or populations are you looking to address in the potential size of that market?

Wouter Latour: Yes. Thank you for the question. So I actually would refer to the CDC website, where there is ample information on norovirus and the impact on the public as well as public health importance. But there are clearly a number of important groups, where norovirus really has significant mortality and morbidity -- morbidity and mortality, I apologize. And I refer particularly to the very young childrens 0 to 5 and then the elderly 65 and over or -- in the elderly homes. So those are groups where there's a real significant public health need, which we think would drive an important piece of the commercial value of the program. And then there are a lot of other really important target groups that I would call professional target groups, healthcare institutions, travel industry, the first responders, groups like that, where the food industry, which is also featured permanently on the CDC website, where there are large groups of people that would really benefit from being protected against norovirus.

Jake Colby: Okay. Great. And then on the overall technology, you think in the adenovirus vector, are there concerns for a potential baseline neutralizing antibody titers?

Wouter Latour: Yes. That's a very good question. That's a phenomena that folks have seen when using vectors by injection. And this is really one of the essential hypothesis between our -- behind our program, where with our vector, given orally in a nonreplicating form, we circumvent any preexisting anti-vector issues. We now have a database of more than 300 subjects, where we have demonstrated that benefit. So we think we're operating free and clear from that concern.

Operator: Ed Arce from H.C. Wainwright.

Ed Arce: Congratulations on the agreement. Couple of questions. First, on the combined cash balance you mentioned, there's about $30 million. I assume that's after all the expenses from the transaction.

Mark Colonnese: Yes. We haven't got the final date. We think this was closed sometime in the first quarter of the year. But our expectation is that combined Company will have just about $30 million, right.

Ed Arce: Okay. And then that gets you through, as you have mentioned, data readouts or BTA074 in the second quarter of next year and then also a Phase II challenge data. I missed what you had said around that program, in particular, when do you expect the readout? And is that for the norovirus or is that for the flu?

Wouter Latour: Yes. That's for norovirus. So there is a challenge study for norovirus that we would be initiating in the second half of 2018, as we expect to produce -- generate the results -- top line results in the first half of 2019.

Ed Arce: Okay. Great. And then one last question if I may. It would appear that the predominant clinical asset from Aviragen that remains as BTA074 if the Phase II in the second quarter is successful, would you seek to continue development of that asset in-house through approval? Or would you look to out-license that at that point?

Wouter Latour: I'll be happy to take a stab at that. Yes. So I think all options are open. It really depends on the results. And we love to explore that in any way we can when we get the results in the second half of 2018. We're really excited about the program. I think one of the reasons that we really liked the merger prospect with Aviragen is because we have a good understanding of antiviral field, and when we look at BTA074, we thought there was real upside there that we think is worth exploring. So we're fully committed to the program, and we're really looking forward to getting that data in the second half of 2018. And we'll take it from there.

Mark Colonnese: Second quarter. It's the second quarter.

Wouter Latour: Sorry, second quarter 2018. I apologize.

Operator: Michael Schechter from Mentor Partners.

Michael Schechter: I'm not all that familiar with Vaxart. I was wondering if you could give me a sense of what the balance sheet looks like, now cash, debt, equity? And also how much has been invested in Vaxart through its inception and when it was formed?

Mark Colonnese: Let me start with where we stand today and then Wouter can give you a little background.

But one of the reasons we did this merger is that we felt like the balance sheet that Aviragen had, if we combine with what Vaxart is bringing to the table, gives us all the cash we need to get the several of the key milestones -- clinical milestones and regulatory milestones that Wouter has described earlier. So I think the key point for the listeners today is that, at closing, we should have just about $30 million in cash, and that's sufficient cash we need to drive everything forward.

Wouter Latour: Does that answer your question?

Michael Schechter: No, not really.

I'm curious about what Vaxart looks like as a stand-alone Company today, and what's been invested in the Company. I mean, we've got this assumption out there that one is worth $60 million and one is worth $90 million, and I'm kind of -- I'm familiar with Aviragen. We've got public documents. I've got balance sheets and income statements and a prolonged history. I'm trying to understand a little bit of the background on Vaxart?

Wouter Latour: Yes. Okay. Well, I'll try to see if I can fill in some of the gaps.

Obviously, a lot of this information will ultimately be made available through the S-4 and proxy statements, et cetera. So you'll get to see all the detail. But historically, in terms of the amount of money that the Company has raised is in the range of $70 million, and then we've received relatively significant nondilutive finding, as well, totaling approximately 20 -- little north of USD 20 million. So that gives you a flavor hopefully of our financing history, and we're just really happily -- we're able to combine force with Aviragen, so we can take advantage of the capital on Aviragen's balance sheet and move our programs forward.

Michael Schechter: And where do you stand today in terms of cash and liquidity?

Wouter Latour: Well, we're still an operating Company. I think we have runway low into 2018, but it's clear that we needed a financial injection and this is the one -- the best option that we saw was out there.

Michael Schechter: And what's Vaxart's run rate at this point?

Mark Colonnese: Michael, this is all going to be in the S-4. We're not prepared to provide all this kind of detailed information today. This is -- I think the key message we want to get across is that there is plenty of cash in the combined Company. But I would advise to wait till the S-4 is produced in the next few weeks and then, we'll have -- as you know, it will have individual and combined financial statements for both companies.

Operator: I'm showing no further questions in the queue at this time.

I'd like to turn the call back over to Joe Patti for any further closing remarks.

Joseph Patti: Thank you, everyone, for joining us this morning and, everyone, have a great day.

Operator: Ladies and gentlemen, this does conclude the program for today, and you may all disconnect. Everyone, have a great day.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Aviragen, Vaxart, the Merger and other matters.  These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Aviragen, as well as assumptions made by, and information currently available to, management.  Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the Merger; uncertainties as to the timing of the consummation of the Merger and the ability of each of Aviragen and Vaxart to consummate the Merger; risks related to Aviragen’s ability to correctly estimate its operating expenses and its expenses associated with the Merger; risks related to the market price of Aviragen’s common stock relative to the exchange ratio; the ability of Aviragen or Vaxart to protect their respective intellectual property rights; competitive responses to the Merger; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; provisions in certificate of incorporation, bylaws and laws of Delaware containing provisions that could delay or discourage a change in control of the Company; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Aviragen’s most recent Annual Report on Form 10-K, and Aviragen’s recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Aviragen can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, Aviragen undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Aviragen and Vaxart, Aviragen intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. AVIRAGEN URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVIRAGEN, THE MERGER AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Aviragen with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Aviragen with the SEC by contacting Aviragen Therapeutics, Inc., 2500 Northwinds Parkway, Suite 100, Alpharetta, Georgia 30009, Attention: Corporate Secretary or delivered via e-mail to investors@aviragentherapeutics.com.  Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

Participants in the Solicitation

Aviragen and Vaxart, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about Aviragen’s directors and executive officers is included in Aviragen’s Annual Report on Form 10-K for the year ended June 30, 2017, filed with the SEC on September 1, 2017, and the Form 10-K/A filed with the SEC on October 20, 2017.  Additional information regarding these persons and their interests in the Merger will be included in the proxy statement relating to the Merger when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.